UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                         BOSTON SCIENTIFIC CORPORATION
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                  101137 10 7
                                 (CUSIP number)

           Lawrence J. Knopf, Esq., c/o Boston Scientific Corporation
                 One Boston Scientific Place, Natick, MA 01760
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               February 14, 2003
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)






--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


-----------------------------                --------------------------------
CUSIP NO.                                    Page 2 of 5
101137 10 7                                  Pages
-----------------------------                ---------------------------------

------------ -----------------------------------------------------------------
  1             NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Promerica, L.P.
------------ -----------------------------------------------------------------
  2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [  ]
                                                                     (b) [  ]
------------ -----------------------------------------------------------------
  3             SEC USE ONLY
------------ -----------------------------------------------------------------
  4             SOURCE OF FUNDS*

                Not applicable.
------------ -----------------------------------------------------------------
  5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [  ]
------------ -----------------------------------------------------------------
  6             CITIZENSHIP OR PLACE OF ORGANIZATION

                The State of Delaware
------------------------------------------------------------------------------

------------------------ ------ ----------------------------------------------
      NUMBER OF            7    SOLE VOTING POWER

        SHARES                  51,917,340
                         ------ ----------------------------------------------
                           8    SHARED VOTING POWER
     BENEFICIALLY
                                0
                         ------ ----------------------------------------------
       OWNED BY            9    SOLE DISPOSITIVE POWER

         EACH                   51,917,340
                         ------ ----------------------------------------------
      REPORTING            10   SHARED DISPOSITIVE POWER

        PERSON                  0
------------------------ ------ ----------------------------------------------

------------ -----------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               51,917,340

------------ -----------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
               (11) EXCLUDES CERTAIN SHARES
------------ -----------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               12.6%
------------ -----------------------------------------------------------------
     14        TYPE OF REPORTING PERSON *

               PN
============== ===============================================================

         * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Boston Scientific Corporation, a Delaware corporation (the "Company"). The principal executive office of the Company is located at One Boston Scientific Place, Natick, MA 01760.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by Promerica, L.P. (the "Reporting Person").

         The Reporting Person is a limited partnership organized under the laws of the State of Delaware. The principal business of the Reporting Person is investing in domestic and foreign securities. The address of the principal office of the Reporting Person is One Joy Street, Boston, Massachusetts 02113. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The general partner of the Reporting Person is Peter M. Nicholas (the "General Partner"). The General Partner's business address is c/o Lawrence J. Knopf, Esq., Boston Scientific Corporation, One Boston Scientific Place, Natick, MA 01760. The principal occupation of the General Partner is Chairman of the Board of Directors of the Company. During the last five years, the General Partner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the General Partner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The General Partner is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable

ITEM 4.  PURPOSE OF TRANSACTION.

         Not applicable

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         The Reporting Person beneficially owns 51,917,340 shares of Common Stock, comprising 12.6% of the aggregate number of shares of Common Stock outstanding as of December 31, 2002.

         The General Partner beneficially owns 55,320,597 shares of Common Stock (including the shares held by the Reporting Person which may be deemed to be beneficially owned by the General Partner), comprising 13.4% of the aggregate number of shares of Common Stock outstanding as of December 31, 2002. Of these shares, 1,111,943 shares represent shares subject to exercisable options to acquire Common Stock.

(b)

Number of shares as to which the Reporting Person has:

       (i)    Sole power to vote or direct the vote: 51,917,340

       (ii)   Shared power to vote or direct the vote:  0

       (iii)  Sole power to dispose or direct the disposition of:  51,917,340

       (iv)   Shared power to dispose or direct the disposition of:  0

Number of shares as to which the General Partner has:

       (i)    Sole power to vote or direct the vote: 53,645,554  (1)(2)

       (ii)   Shared power to vote or direct the vote:  1,675,043

       (iii)  Sole power to dispose or direct the disposition of: 53,645,554
              (1)(2)

       (iv)   Shared power to dispose or direct the disposition of:  1,675,043

(1) 1,111,943 of such shares represent shares subject to exercisable options to acquire Common Stock.

(2) The Reporting Person owns 51,917,340 shares of stock. The General Partner may be deemed to be the beneficial owner of these shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Certain shares of Common Stock held by the Reporting Person are subject, as security for the borrower's obligations thereunder, to standard borrowing agreements with Fleet National Bank, UST Securities Corporation, Goldman Sachs & Co., Bank of America and Merrill Lynch & Co., Inc. Certain shares of Common Stock held by the Reporting Person serve as collateral for a standard recourse loan with UST Securities Corporation.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                     * * *

         This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: February 13, 2003                       PROMERICA, L.P.


                                               /s/ Peter M. Nicholas
                                               __________________________
                                               Name:   Peter M. Nicholas
                                               Title:  General Partner